Explanation of Responses:

1.
On November 4, 2020 each of Abigail Tambor 2012 Children’s Trust, Victoria L Feder 2012 GST Trust, Etzioni Partners, LLC, Shari A. Lindenbaum 2014 Trust and Victoria and Benjamin Feder 2012 Children’s Trust transferred all of its shares of common stock of Bridge Bancorp, Inc. through a voluntary transfer for no consideration. Such shares are now held directly by MGS Partners, LLC.